SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 9, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
•	Press Release: Annual General Meeting 2019, dated May 6, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-05-06

Annual General Meeting 2019
Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announced that the company's Annual General Meeting (AGM) held today voted to support all of the resolutions that the Board of Directors and Nomination Committee proposed to the AGM.

The AGM re-elected Andrew Barron, Anders Björkman, Georgi Ganev, Cynthia Gordon, Eva Lindqvist, Lars-Åke Norling and Carla Smits-Nusteling as directors of the Board, and elected Carla Smits-Nusteling as new Chairman of the Board.

The AGM re-elected Deloitte as auditor until the end of the 2020 AGM. Pontus Pålsson will continue as auditor-in-charge.

The AGM approved the annual report for 2018 and resolved on a dividend of SEK 4.40 per share to be paid in two equal instalments of SEK 2.20 per share each. The record date for the first dividend was decided to be Wednesday 8 May 2019 and for the second dividend payment Wednesday 2 October 2019. The dividend is estimated to be paid out to the shareholders on Monday 13 May 2019 and Monday 7 October 2019, respectively.

The AGM discharged the directors of the Board and the CEOs from liability for the financial year 2018.

The AGM also resolved to:
•	approve remuneration to the Board and auditor;
•	approve guidelines for the remuneration to senior executives;
•
adopt a target and performance based incentive programme (LTI 2019), including resolutions to authorise the Board to resolve on a new issue of no more than 2,040,000 Class C shares and to repurchase all Class C shares in the company, a resolution to transfer no more than 2,100,000 own Class B-shares to the participants in the programme, and to authorise the Board to resolve to sell own Class-B shares for the purpose to cover costs in relation to Tele2s long-term incentive programmes LTI 2017 – LTI 2019;

•
authorise the Board to pass a resolution on one or more occasions for the period up until the next Annual General Meeting to repurchase so many Class A and/or Class B shares that Tele2's holding does not at any time exceed 10 per cent of the total number of issued Tele2 shares; and

•	dismiss shareholder proposals.

At the constituent board meeting following the AGM, an Audit Committee and a Remuneration Committee were appointed. Eva Lindqvist was appointed as Chairman of the Audit Committee and Lars-Åke Norling, Cynthia Gordon and Carla Smits-Nusteling were appointed as members of the Audit Committee. Andrew Barron was appointed as Chairman of the Remuneration Committee and Lars-Åke Norling and Anders Björkman was appointed as members of the Remuneration Committee. In addition, Andrew Barron was appointed as deputy Chairman of the Board.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-05-06

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Phone: +46 733 41 41 88

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an adjusted EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2019	Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel